FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 06, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

cellcom israel announces collective employment
agreement and end of labor dispute

Netanya, Israel – February 6, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that following the previously announced comprehensive restructuring plan, the labor dispute announced thereafter in the Company relating to the Company's intention to take streamlining measures and the negotiations of a new collective employment agreement, the Company, the employees' representatives and the Histadrut, the union representing the Company's employees, entered a collective employment agreement, or the New Agreement, amending its collective employment agreement (for the years 2019-2021) entered in 2018 and amended in May 2019, which includes the following main agreements:

•	A voluntary retirement program for 450 employees, following which the Company estimates it will record a one time expense in amount of approximately NIS 55 million;

•
The Company will grant entitled employees options and RSUs, subject to all approvals and procedures required by law in three grants, as follows: (1) On June 1, 2020; (2) if the Company's net income for the fourth quarter of 2020 as reflected in its 2020 annual financial report is positive; (3) if the Company's net income for 2021 as reflected in its 2021 annual financial report is positive. The second and third grants may be delayed if the relevant conditions precedent aren't met, but no later than the annual financial report for 2022, in which time, if the conditions precedent are not met, the relevant grants will be annulled. The options and RSUs granted to the employees will be vested in four equal installments on each of the first, second, third and fourth anniversary of the date of grant. The options' exercise price shall be in line with the requirements set in the Company's compensation policy. The options of the first installment may be exercised within 18 months from their vesting, and the options of the second, third and fourth installments may be exercised with 12 month from their vesting. The Company will record the total sum of approximately NIS 14 million as a compensation expense related to each of the three grants, each over the vesting period.

•	The Company's employees shall be entitled to nominate a board member to the Company's board of directors, subject to the Company's prior approval and all approvals and procedures required by law.

The labor dispute announced on September 24, 2019, is annulled.

The New Agreement is in line with the Company's previously announced comprehensive restructuring plan's cutting expenses target of annual reduction of approximately NIS 150 million from OPEX level at the time the plan was announced (to be executed by the end of 2020).

For additional details see the Company's most recent annual report for the year ended December 31, 2018 on Form 20-F, filed on March 18, 2019, under "Item 3. Key Information – D. Risk Factors – Risks Related to our Business – The unionizing of our employees may impede necessary organizational and personnel changes, result in increased costs or disruption to our operation" and Item 6. Directors, senior management and employees – D. Employees" and E. Share Ownership – Share Incentive Plan", the Company's current reports on Form 6-k dated November 27, 2019 under "Other developments during the third quarter of 2019 and subsequent to the end of the reporting period – Adverse effects on our financial condition, restructuring plan and labor dispute".

 Forward Looking Information

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the potential expense cutting results from the new collective employment agreement and other cost cutting initiatives, are subject to uncertainties and assumptions about the execution of the new collective employment agreement and other initiatives, future employment developments and the Israeli telecommunication regulation and market condition. The actual conditions the Company may face could lead to materially different outcome than that set forth above.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.767 million cellular subscribers (as at September 30, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972-52-998-9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@gkir.com Tel: +1 617 418 3096

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	February 06, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary